PZENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
Notes to Financial Statements
December 31, 2015

Note 1—Organization

Pzena Financial Services, LLC ("PFS" or "the Company"), was formed as a limited liability company under the laws of the State of Delaware on October 15, 2013. The Company is a wholly owned subsidiary of Pzena Investment Management, LLC ("PIM" or "the Investment Advisor"), an investment advisor which is registered under the Investment Advisors Act of 1940 and is headquartered in New York, New York. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent of private placement vehicles managed by the Investment Advisor as well as assist the Investment Advisor in establishing distribution channels with other broker-dealers and institutions who will directly market certain registered investment companies to the public. The Company is registered under the applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company commenced operations pursuant to its FINRA Membership Agreement on July 21, 2014.

Note 2—Significant Accounting Policies

Basis of Presentation:

The financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Management's Use of Estimates:

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition:

Revenue is comprised of fees from marketing and placement services ("Marketing and Placement Fees") performed by the Company as outlined in the marketing agreement (Marketing Agreement) entered into with the Investment Advisor. Revenue is recognized when it is earned in accordance with Schedule B of the Marketing Agreement.

Cash:

The Company maintains its cash in bank deposit and other accounts whose balances may exceed federally insured limits.

Employee Costs – Commission:

Commissions to registered representatives for services performed during the year are recognized as accrued expenses on the statement of financial condition with a corresponding expense on the statement of operations.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

Facilities:

Payments as outlined in the Space-Sharing Agreement between the Company and the Investment Advisor are recognized as an expense in the statement of operations over the period of the Agreement.

Income Taxes:

The Company is a limited liability company that is a disregarded entity for tax purposes and files consolidated returns with the Investment Advisor. The Investment Advisor is a limited liability company that has elected to be treated as a partnership for tax purposes. It does not make a provision for federal or state income taxes because it is the individual responsibility of the Investment Advisor's members to separately report their proportionate share of the Company's taxable income or loss. The Investment Advisor makes a provision for New York City Unincorporated Business Tax ("UBT"). Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, the Company has elected to recognize it's income tax expense using the pro rata allocation methodology reflecting current and deferred income taxes based on the pro rata contribution to the consolidated tax expense or benefit. The Company has made a provision for New York City Unincorporated Business Tax ("UBT").

The Company accounts for income taxes pursuant to the asset and liability method in accordance with the FASB ASC 740. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax benefit or consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The Company records its deferred tax asset on the statement of financial condition.

Uncertainty in income tax positions is accounted for by recognizing in financial statements the benefit of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2015, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

Note 3—Related Party Transactions

Marketing and Placement Fees

Pursuant to the Marketing Agreement between the Company and the Investment Advisor, Marketing and Placement Fees are earned by the Company for marketing and marketing support services. Placement Fees of 0.60% are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. To ensure that the Company is adequately compensated for providing direct marketing services to the Investment Advisor, the Company receives Marketing Fees equal to 2.5% over the total operating expenses incurred for the year, less Placement Fees recognized. In no event will Marketing Fees be less than zero. The Company received Marketing Fees and Placement Fees in the amount of $2,295 thousand and $72 thousand, respectively, for the year ended December 31, 2015.

Expense Allocation

Pursuant to a service agreement (the Management and Expense Sharing Agreement) between the Company and the Investment Advisor, the Investment Advisor may provide administrative assistance to the Company, including but not limited to accounting, administrative expenses, personnel expenses and any reasonable services requested by the Company to the Investment Advisor, which is billed to the Company per the terms of the Management and Expense Sharing Agreement. During the year ended December 31, 2015, the Company recognized $2,203 thousand of operating expenses for services provided by the Investment Advisor.

Receivable from Related Party

The Company has receivables due from and payables due to the Investment Advisor associated with its Marketing and Placement Fees, and Expense Allocation, respectively. The Company also reflects payables due to the Investment Advisor associated with any expenses of the Company paid for by the Investment Advisor. The net amount of these receivables and payables due to/from the Investment Advisor is recorded as a Receivable from Related Party, Net on the statement of financial condition. The details of Receivable from Related Party, Net for the year ended December 31, 2015 are as follows (in thousands):

	As of December 31, 2015
	(in thousands)
Receivables from Related Party	$ 2,368
Payables to Related Party	(2,343)
Total Receivable from Related Party, Net	$ 25

Note 4—Commitments and Contingencies: Indemnifications

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in the *Guarantees Topic* of the FASB ASC, the Company's estimate of the value of such guarantees is de minimis, and, therefore, no accrual has been made in the financial statements.

Note 5—Commitments and Contingencies: Lease

The Company shares office space under a cancelable Space-Sharing Agreement between the Company and the Investment Advisor, which expires when terminated by either party as set forth in the agreement or upon expiration of the Investment Advisor's lease for the space. During the year ended December 31, 2014, the Investment Advisor entered into an operating lease agreement for its new corporate headquarters. Consequently, the Space-Sharing Agreement between the Company and the Investment Advisor was terminated and a new Space-Sharing Agreement was entered into to reflect the occupancy of its new shared office space during the year ended December 31, 2015. The Company reflects minimum space-sharing expense for its office space on a straight-line basis over the term of the agreement.

Lease expenses paid to the Investment Advisor under this agreement for the year ended December 31, 2015 was $12 thousand, and is included in General and Administrative Expense.

Note 6—Income Taxes

The components of income tax expense for New York City UBT for the year ended December 31, 2015 are as follows (in thousands):

Current Taxes	$ 25
Deferred Taxes	(2)
Total Income Tax Expense	$ 23

The New York City Unincorporated Business Tax imposes a 4% tax on the Company's allocable New York City taxable income. The effective tax rate reflected in the provision for income taxes reported for financial reporting purposes

for the year ended December 31, 2015 is 39.0%. The variance between the effective tax rate and the statutory rate of 4% represents the effect of certain permanently non-deductible expenses.

The Income Taxes Topic of the FASB ASC establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in financial statements.

Note 7—Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of July 21, 2014, FINRA approved the Company maintain a minimum net capital requirement of $5 thousand. As of December 31, 2015, the Company's net capital requirement was $5 thousand pursuant to SEA Rule 15c3-1(a)(1)(i)(the Aggregate Indebtedness Standard). As of December 31, 2015, the Company had net capital of $262 thousand. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

Note 8—Subsequent Events

As required by the *Subsequent Events Topic* of the FASB ASC, the Company evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 29, 2016, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosure and/or adjustments to the financial statements.